245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 12, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Devonshire Trust (the trust): File Nos. 002-24389 and 811-01352 Fidelity Series Value Discovery Fund Fidelity Advisor Series Equity Value Fund (the fund(s)) Post-Effective Amendment No. 169

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 169 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 161.

This filing incorporates changes to the fund names, changes in the distribution frequency of dividend distributions and modifications to the fund's investment objective/strategies.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of March 31, 2018.  We request your comments by February 12, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group